Contact: Mark Hodge Walthausen & Co., LLC Phone: (518) 371-3450 mhodge@walthausenco.com

Walthausen Small Cap Value Fund (WSCVX) Announces Service Fee Breakpoints

Clifton Park, NY – August 20, 2010 - Walthausen & Co., LLC, a registered investment advisory firm specializing in small cap value equities, is pleased to announce that it has agreed to introduce breakpoints on fees payable under the firm’s service agreement with the Walthausen Small Cap Value Fund (“Fund”).

Under a services agreement with the Fund, the Advisor receives a fee of 0.45% of the Fund’s average daily net assets and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses. Effective August 1, 2010, the Advisor has contractually agreed to reduce the Services Agreement fee to 0.25% of the Fund’s average daily net assets in excess of $100 million through September 30, 2013.
The annual management fee of 1.00% remains unchanged.

“We are excited by the growth in assets and the number of investors showing support for our small cap value strategy by investing in the Fund. We believe that offering a lower fee structure will resonate with individual investors and financial advisors and make the fund an even more attractive choice for shareholders” said John Walthausen, CIO of Walthausen & Co. and portfolio manager of the Walthausen Small Cap Value Fund.

Walthausen & Co. was founded in August, 2007 by Mr. Walthausen, a thirty year veteran of small cap value investing. The fund was launched on February 1, 2008 and uses the Russell 2000® Value Index as its benchmark. The minimum initial investment is $2,500 for new accounts including retirement accounts. For more information about Walthausen Funds, or to obtain a prospectus for the Walthausen Small Cap Value Fund, please call (888) 925-8428 or visit the fund website at www.walthausenfunds.com.

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by visiting www.walthausenfunds.com or by calling (888) 925-8428. The prospectus should be read carefully before investing.